Exhibit 99.1

Positive Initial Clinical Data from the B-LIEVE Dose-Confirmation Trial for FLT180a in Hemophilia B Presented at the International Society on Thrombosis and Haemostasis Congress

FLT180a generated protective FIX levels with no bleeding or need for FIX replacement

The treatment was well tolerated with a good safety profile

LONDON, July 10, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today announced the presentation of safety and initial efficacy data from the first cohort of the Phase 1/2 dose-confirmation B‑LIEVE trial for FLT180a, the company’s AAVS3-based gene therapy candidate for people with hemophilia B, at the International Society on Thrombosis and Haemostasis (ISTH) Congress being held in London, July 9-13, 2022.

As of the data cut-off of May 23, 2022, a one-time FLT180a dose of 7.7e11 vg/kg generated a rapid increase of coagulation factor IX (FIX), reaching levels in the normal range (93, 92 and 80 IU/dL) for the three patients in cohort 1 through days 77, 56 and 36, respectively. Patients stopped FIX prophylaxis and did not require FIX replacement or experience bleeding following treatment with FLT180a.

The treatment and the prophylactic immune management regimen were well tolerated. No serious adverse events or infusion reactions were observed, and there has been no evidence of FIX inhibitors. All adverse events (AEs) were mild, and most were transient. AEs related to immune management were consistent with the known profiles of corticosteroids and tacrolimus.

Dosing of cohort two was completed in June, with early results showing a similar initial response to FLT180a. Based on the data from cohort one and consistent with the advice of the independent Data Monitoring Committee of the B-LIEVE trial, patients in cohort two received the same dose of FLT180a and prophylactic immune management regimen that were used in the first cohort.

As the data continue to evolve since the data cut-off for cohort one, two patients have experienced a decrease in FIX expression together with a mild and transient increase in liver enzymes. All patients continue to have expression levels above baseline, and no patient has experienced a bleed or required FIX supplementation.

“The initial data show that FLT180a provides rapid and consistent elevations in FIX to normal levels, which can prevent bleeding and the need for regular FIX replacement in people with hemophilia B,” said Pamela Foulds, MD, Chief Medical Officer of Freeline. “Emerging data suggest that while FIX expression was maintained at protective levels, a further refined immune management regimen may be required to avoid mild and transient transaminitis and to sustain FIX levels in the normal range. Potential adjustments in cohort two and forthcoming results from that cohort will help us interpret this further.”

“Our strategy is to advance gene therapy programs that have the potential to deliver best-in-class or first-in-class treatments,” said Michael Parini, Chief Executive Officer of Freeline. “While we continue to believe FLT180a has the potential to deliver a best-in-class gene therapy for people with hemophilia B, the availability of other treatment options and the need to prioritize our valuable resources dictate that we evaluate strategic options for FLT180a. These include, but are not limited to, seeking a partner that would enable the continuation of FLT180a through Phase 3 development.”

“With two other promising programs in Fabry disease and Gaucher disease in the clinic, each with the potential to be first-in-class gene therapy treatments for these debilitating diseases, we will continue to focus our attention and resources on those programs that offer the highest value for patients and Freeline’s shareholders,” said Parini.

The poster #PB0213 entitled “Results from B-LIEVE, a Phase 1/2 Dose-Confirmation Study of FLT180a AAV Gene Therapy in Patients with Hemophilia B” by Guy Young et al. will be presented from 6:30pm-7:30pm BST today and will be made available on the Investors section of Freeline’s website.

About the B-LIEVE Dose-Confirmation Trial

B-LIEVE is a Phase 1/2 dose confirmation trial of FLT180a using a short course of prophylactic immune management with the goal of normalizing FIX levels in patients with severe and moderately severe hemophilia B. The starting dose of 7.7e11 vg/kg was selected based on the results of the Phase 1/2 B-AMAZE dose-finding trial and modeling. The goal of the B-LIEVE trial is to finalize a dose for a pivotal Phase 3 trial that enables predictable and sustained factor IX (FIX) expression at protective levels.

About FLT180a for People with Hemophilia B

Freeline’s FLT180a candidate uses a potent AAVS3 capsid rationally designed for effective targeting and transduction of liver cells and containing an expression cassette encoding a gain of function Padua variant of human factor IX (FIX). FLT180a has been studied in B-AMAZE, a Phase 1/2 dose-finding trial with the goal of normalizing FIX activity in patients with moderately severe and severe hemophilia B. Patients treated in B-AMAZE are being followed in a long-term follow-up study. A Phase 1/2 dose-confirmation trial of FLT180a called B-LIEVE to finalize a dose for a Phase 3 pivotal trial is in progress.

About Hemophilia B

Hemophilia B is a rare, debilitating, hereditary bleeding disorder caused by a defect in the gene encoding coagulation factor IX (FIX). Hemophilia B is linked to the X chromosome and mainly affects boys and men; however, women who carry an affected copy of the coagulation factor gene may also experience symptoms. Hemophilia B is classified as mild, moderate or severe, depending on the level of FIX in the blood, and is diagnosed through blood tests. The 2020 Annual Global Survey by the World Federation of Hemophilia estimates that there are approximately 15,000 patients with hemophilia B in the United States, Europe and Japan. A meta-analysis using national registries in Australia, Canada, France, Italy, New Zealand and the UK estimated a prevalence in males of 3.8 in 100,000 or approximately 1 in 30,000.1

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The company is dedicated to improving patient lives through innovative, one-time treatments that may provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The company’s integrated gene therapy platform includes in-house capabilities in research, clinical development and commercialization. The company has clinical programs in hemophilia

B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the U.S.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the timing, progress and results of the Company’s Phase 1/2 B-LIEVE dose confirmation clinical trial of FLT180a and data readouts from that trial, whether a further refined immune management regimen may be required, the potential of FLT180a to deliver a best-in-class gene therapy for people with hemophilia B, whether the Company’s evaluation of strategic options for FLT180a will result in any particular course of action and the potential of the Company’s programs in Fabry disease and Gaucher disease to be first-in-class gene therapy treatments for such diseases and offer the highest value for patients and the Company’s shareholders. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the United States, United Kingdom or European Union, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and in subsequent reports on Form 6‑K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

Arne Naeveke, PhD

Vice President, Head of Corporate Communications

arne.naeveke@freeline.life

+1 617 312 2521

IR Contact:

investor@freeline.life

References

1 Iorio A et al. Annals of Internal Medicine 2019;171(8):540-7